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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49273

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2015 (MM/DD/YY) AND ENDING December 31, 2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cross Border Private Capital, L.L.C.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

445 Park Avenue, 9th Floor
(No. and Street)

New York (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Tracie E. Doornbos (212) 380-1864 x718
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

William T. McCallum, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

780 Third Ave, Suite 2805 (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David J.P. Meachin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cross Border Private Capital, L.L.C., as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

Chief Executive Officer
Title

[signature]
Notary Public

PETER MERTZ
Notary Public, State of New York
No. 02ME5046271
Qualified in New York County
Commission Expires July 10, 2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROSS BORDER PRIVATE CAPITAL, L.L.C.

REPORT PURSUANT TO
RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2015

CONTENTS

	Page
REPORT OF INDEPENDENT AUDITOR'S REPORT	1
STATEMENT OF FINANCIAL CONDITION	2
STATEMENT OF OPERATION	3
STATEMENT OF CHANGES IN MEMBERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6
SUPPORTING SCHEDULES	
Schedule I	
Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	8
Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3	9

WILLIAM T. McCALLUM, CPA, P.C.
780 Third Avenue
New York, New York 10017
(212) 644-6464

Telecopier
(212) 644-2600

INDEPENDENT AUDITOR'S REPORT

To the Members of
Cross Border Private Capital, L.L.C.

We have audited the accompanying statement of financial condition of Cross Border Private Capital, L.L.C. (the Company) as of December 31, 2015, and the related statements of income, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Cross Border Private Capital, L.L.C. as of December 31, 2015, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



New York, New York
February 23, 2016

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	
Cash	$11,228
CRD Daily Account	557
Other Prepaid Expenses	10,378
TOTAL ASSETS	$22,163

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 25
Accrued Expenses	-
MEMBERS' EQUITY	22,138
TOTAL LIABILITIES AND MEMBERS' EQUITY	$22,163

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF OPERATION
DECEMBER 31, 2015

INCOME	$ 20,000
EXPENSES	
Professional Fee	15,000
Office Expense (Note B)	2,400
Other Operating Expenses	5,622
TOTAL EXPENSES	23,022
NET LOSS	$ (3,022)

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2015

MEMBERS' EQUITY AT BEGINNING OF YEAR	$ 18,160
NET LOSS	(3,022)
MEMBERS' CONTRIBUTIONS	7,000
MEMBERS' DISTRIBUTIONS	-
MEMBERS' EQUITY AT END OF PERIOD	$ 22,138

The accompanying notes are an integral part of these financial statements.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2015

CASH FLOWS FROM OPERATING ACTIVITIES	
NET LOSS	$ (3,022)
Adjustments to reconcile net income to net cash used by operating activities:	
Increase in FINRA CRD Daily Account	(431)
Increase in Other Prepaid	(48)
Increase in Parent Prepaid	(850)
Increase in Accounts Payable	25
NET CASH USED IN OPERATING ACTIVITIES	(4,326)
CASH FLOWS FROM FINANCING ACTIVITIES	
Members' Contributions	7,000
Members' Distributions	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	7,000
NET INCREASE IN CASH	2,674
CASH AT BEGINNING OF YEAR	8,553
CASH AT END OF YEAR	$11,227
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid during the year for income taxes	-0-

The accompanying notes are an integral part of these financial statements.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Cross Border Private Capital L.L.C., (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company engages in the business of originating, financing, and private placement of corporate equity and/or debt, equity-related private equity funds, and mergers and acquisitions. The Company is a Delaware limited liability company established January 25, 1996.

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes. Consequently, no federal or state income taxes are payable by, or provided for, the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the Partnership agreement.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B: RELATED-PARTY TRANSACTIONS

The Company conducts its business from the offices of Cross Border Enterprises, L.L.C. ("CBE") which owns ninety-nine percent of the Company. The remaining one percent of the entity's shares are owned by the officers of CBE, who will act in the capacity of the Company's registered representatives for future broker-dealer transactions.

As of November 1, 2003, the Company entered into an office expense-sharing agreement with CBE, whereby, the Company will reimburses CBE for various operating expenses. Effective January 1, 2010 the fee was reduced from $900 to $200 per month. The Company and CBE believe that the expense allocation agreement is reasonable in relationship to the benefits derived by the Company. As of December 31, 2015, the Company had prepaid the management fee to its affiliate in the amount of $6,850.

NOTE C: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange commission *Uniform Net Capital Rule* (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, or $5,000, whichever is greater. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2015, the Company had net capital of $11,203 which exceeded requirements by $6,203.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2015

CREDITS	
Members' equity	$ 22,138
TOTAL CREDITS	22,138
DEBITS	
Non allowable assets:	
CRD Flex Account	557
Prepaid Expenses	10,378
TOTAL DEBITS	10,935
NET CAPITAL	11,203
Minimum net capital requirement - greater of $6^2/_3$% of aggregate indebtedness of $356, or $5,000	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 6,203
AGGREGATE INDEBTEDNESS	
Accrued expenses and other liabilities	25
TOTAL AGGREGATE INDEBTEDNESS	$ 25
Ratio: Aggregate indebtedness to net capital	0.22%

Note: There were no material differences between net capital as reported above and net capital as reported in the Company's filed unaudited Part II of Form X-17A-5 as of December 31, 2015.

CROSS BORDER PRIVATE CAPITAL, L.L.C.
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

The L.L.C. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.